Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/__/13	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number: Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: October 16, 2013

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 16th day of October, 2013.

[signature]
Jane Sciarra
My commission expires October 27, 2014
County of Middlesex, State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

<u>Exhibit C</u>

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

<u>Response</u>:

A. **<u>Miami International Holdings, Inc.</u>**

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, Miami International Technologies, LLC and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:

Amended and Restated Certificate of Incorporation filed with the State of Delaware Secretary of State on August 31, 2012 - previously filed (no change).

Article Ninth of the Amended and Restated Certificate of Incorporation of Miami International Holdings, Inc. (the "New Certificate") places certain ownership and voting limits on the holders of Miami International Holdings, Inc. ("Miami Holdings") stock and their Related Persons (as defined in Article Ninth (a)(ii) of the New Certificate). The relevant provisions of the New Certificate impose a 40% ownership limit on the amount of capital stock of Miami Holdings that any person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially; a 20% ownership limit on the amount of capital stock of Miami Holdings that any Exchange Member, either alone, or together with its Related Persons, may own directly or indirectly, of record or beneficially; and prohibit any person, either alone or together with its Related Persons, from having or exercising more than 20% of the voting power of the capital stock of Miami Holdings. See proposed Article Ninth, Section (b)(i) of the New Certificate.

Article Ninth of the New Certificate further provides that in the event that a person, either alone or together with its Related Persons, owns shares in excess of the ownership limitations set forth in Article Ninth, Miami Holdings will be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such redemption, that number of shares of stock necessary so that such person, together with its Related Persons, will own of record or beneficiary shares of stock representing in the aggregate no more than 40% of any class of capital stock of Miami Holdings, (or 20% in the case of an Exchange Member, either alone or together with its Related Persons) after taking into account that such redeemed shares will become treasury shares and will no longer be deemed to be outstanding. See proposed Article Ninth, Section (e) of the New Certificate. If and to the extent that shares of Miami Holdings stock beneficially owned by any person or its Related Persons are held of record by any other person, this provision will be enforced against such record owner by requiring the redemption of shares of Miami Holdings stock held by such record owner in a manner that will accomplish the ownership limitation applicable to such person and its Related Persons.

Article Ninth of the New Certificate further provides that in the event that a person, either alone or together with its Related Persons, is entitled to vote or cause the voting of shares representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter (including if it and its Related Persons possess this voting power by virtue of agreements entered into with other persons not to vote shares of stock), then such person, either alone or together with its Related Persons, will not be entitled to vote or cause the voting of these shares of stock to the extent that such shares represent in the aggregate more than 20% of the total number of votes entitled to be cast on any matter, and any such votes purported to be cast in excess of this percentage will be disregarded. See proposed Article Ninth, Section (b)(i)(C) and Section (d) of the New Certificate. If and to the extent that shares of Miami Holdings stock beneficially owned by any person or its Related Persons are held of record by any other person, this provision will be enforced against such record owner by limiting the votes entitled to be cast by such record owner in a manner that will accomplish the voting limitation applicable to such person and its Related Persons.

8. *Copy of existing by-laws*: **Amended and Restated By-Laws as of August 31, 2012 - previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following are currently the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Edward Deitzel	Senior Vice President – Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel

The officers of Miami International Holdings, Inc. will serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. will serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are currently the directors of Miami International Holdings, Inc.:

Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
Barry J. Belmont
Ricardo Blach
Christopher Brady
Dr. John P. Davis
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Jack G. Mondel
William J. O'Brien III
Col. Clinton Pagano
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Cynthia Schwarzkopf
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Stephen T. Wills
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

<u>Audit Committee of Miami International Holdings, Inc.</u>

The following persons are currently members of the Audit Committee of Miami International Holdings, Inc.:

Stephen T. Wills (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. Miami International Technologies, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: organized in Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Miami International Holdings, Inc. intends to manage its technology sale or license business through MIAX Technologies. MIAX Technologies is the surviving company in a merger with ITX Technologies, LLC, a New Jersey limited liability company which ceased to exist upon the merger with MIAX Technologies on June 29, 2010.

5. *Brief description of business or functions*: MIAX Technologies is not yet active. MIAX Technologies may engage in the sale or licensing of trading and information technology.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **The Amended and Restated Certificate of Formation - previously filed (no change).**

8. *Copy of existing by-laws*: **The First Amended and Restated Limited Liability Company Agreement - previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Technologies, LLC:

Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. Miami International Futures Exchange, LLC

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. intends to develop MIAX Futures as a futures exchange under the regulation of the CFTC following the commencement of operations by the MIAX as a registered national securities exchange. Once MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **The Amended and Restated Certificate of Formation - previously filed (no change).**

8. *Copy of existing by-laws*: **The First Amended and Restated Limited Liability Company Agreement - previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC:

Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Response:

Exhibit F is hereby amended as set forth below. [New form attached.]

1. Member Firm Application Checklist

2. Pre-Application Information Survey

3. Member Application

4. Clearing Member Agreement

5. Give-Up Agreement

6. User Agreement

7. Sponsored Access Agreement

8. Statutory Disqualification Notice

9. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Firm Applicant

10. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Individual Applicant

11. Exchange Data Vendor Agreement

12. Market Data Policies

13. MIAX Data Feed Affiliated Companies List – Schedule A

14. MIAX Data Feed Request – Schedule B

15. MIAX Data Feed Service Facilitator List – Schedule C

16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application **[New]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.



MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Amendment to the Member Application

Firm Name: ____

A firm applying for a change in membership on the Miami International Securities Exchange, LLC (the "MI-AX" or the "Exchange") must complete this Amendment to the Member Application form, including Sections I through III. The completed Amended Membership Application form, including all supplemental materials requested herein, should be filed with the Exchange.

Miami International Securities Exchange, LLC
7 Roszel Road - 5th Floor, Ste. 5A
Princeton, NJ 08540
Attention: Member Services
609.897.1479
membership@miaxoptions.com

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

a) **Address:**____
City/State/Zip Code:____________________________________
Tele #: (   ) ______-________; **Fax #:** (   ) ______-________

b) Is Applicant affiliated with a MIAX Member Firm? Yes:_____ No:_____

1) If yes, List Member Firm(s):

____
____
____

2) Affiliate(s) status:

☐ New
☐ Existing

II. Type of Membership

[Indicate all that apply.]

☐ Primary Lead Market Maker Member
☐ Lead Market Maker Member
☐ Registered Market Maker Member
☐ Electronic Exchange Member
   ☐ Order Flow
   ☐ Clearing #(s): ________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Application Contact:

Name:

Title:

CRD# *(If applicable)*:

Email:

Tele #: ( ) ; Fax #: ( )

Billing Contact:

Name:

Title:

CRD# *(If applicable)*:

Email:

Tele #: ( ) ; Fax #: ( )

Compliance Contact:

Name:

Title:

CRD#:

Email:

Tele #: ( ) ; Fax #: ( )

Technical Contact:

Name:

Title:

CRD# *(If applicable)*:

Email:

Tele #: ( ) ; Fax #: ( )

Trading Contact:

Name:

Title:

CRD#:

Email:

Tele #: ( ) ; Fax #: ( )

[A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, if applicable. Attach additional names(s) as needed. ***Form U-4s to be provided. See Sect. IV,(j).****]*

Responsible Person/Supervisor of Authorized Individual(s):

Name:

Title:

CRD#:

Email:

Tele #: (   ) ; Fax #: (   )

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Compliance Officer:

Name:

Title:

CRD#:

Email:

Tele #: (   ) ; Fax #: (   )

Chief Compliance Officer (CCO):

Name:

Title:

CRD#:

Email:

Tele #: (   ) ; Fax #: (   )

FINOP (Series 27 Qualified):

Name:

Title:

CRD#:

Email:

Tele #: (   ) ; Fax #: (   )

Principal (Series 24 Qualified):

Name:

Title:

CRD#:

Email:

Tele #: (   ) ; Fax #: (   )

Market Maker Business Unit Name:____________________________________

Contact: __________________________ Title: ________________ CRD#: ______________
Tele #: (   ) _______-___________; Fax #: (   ) _______-___________
Email: ____

Order Flow Provider Business Unit Name: ____________________________________

Contact: __________________________ Title: ______________ CRD#: ________________
Tele #: (   ) _______-___________; Fax #: (   ) _______-___________
Email: ____

Clearance Business Unit Name:____

Contact: __________________________ Title: ______________ CRD#:_________________
Tele #: (   ) _______-___________; Fax #: (   ) _______-___________
Email: ____

- Will your firm require connectivity to the MIAX? _____YES _____NO

  ____
  ____

- Will your firm be connected to the MIAX through another firm? _____YES _____NO

  ____
  ____

- Will your firm receive Market Data from the MIAX? _____YES _____NO

(To the extent there have been material changes to the filings previously submitted by the Member Firm to the Exchange, please indicate such and file supplemental documentation as required in the following Sections IV-VII of this Amendment to the Application.)

AFFIRMATION

Other than as noted thus far, there have been no substantive regulatory, operational, financial or organizational changes to the submissions already filed with the Exchange in the following sections of this Amendment to the Application Form [Sections IV-VII].

(Sign below, go to Section VIII and also sign Attestation.)

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

IV. Regulatory

[Please amend the following information as applicable.]

- ☐ a) Applicant's Form BD: *current filing copy.* SEC #: 8-______________.
- ☐ b) Firm CRD #: _______________
- ☐ c) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member and type of membership.
  - ☐ NYSE/ARCA: _______
  - ☐ NYSE/MKT: _______
  - ☐ PHLX: _______
  - ☐ CBOE: _______
  - ☐ C2: _______
  - ☐ ISE: _______
  - ☐ TOPAZ: _______
  - ☐ NOM: _______
  - ☐ BATS: _______
  - ☐ BOX: _______
  - ☐ BX: _______
- ☐ d) Applicant's designated examining authority ("DEA"):
  - ☐ FINRA
  - ☐ CBOE
  - ☐ OTHER: _______
- ☐ e) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ g) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ h) A list of all Registered Options Trader(s). *(Note that each Registered Options Trader must take an examination and be approved by the Exchange.)*
- ☐ i) A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, as applicable [**Sect. III**].
- ☐ j) Form U-4: *current filing copy,* for each individual identified in (**h**) and (**i**) above or, if such individuals are not currently subject to Form U-4 reporting, provide a brief description of their qualifications.
- ☐ k) Firm filing/statement to Associated Person status [MIAX Rules 202/203].
- ☐ l) Anti-Money Laundering statement and contact information.
- ☐ m) Business Continuity planning statement.

☐ n) **Procedures:** *current copy*

1) **MIAX trading activities**
   a. Date of Applicant's last examination during which such supervisory procedures were reviewed and by which SRO and a narrative of material findings, if any *(or a copy of actual disposition letter).*
2) **Clearing:** For applicants that propose to clear transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
3) **Information Barrier,** *if applicable.*

V. Organizational Structure

[Please amend the following information as applicable.]

☐ a) Type of Organization:
- ☐ Corporation
- ☐ Limited Liability Corporation
- ☐ Partnership
- ☐ Sole Proprietor

☐ b) State of Organization: ____________

☐ c) Federal Tax ID/SSN: _____- ________________

☐ d) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ e) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ f) A listing of the office(s) from which Applicant will conduct its MIAX market making (Lead and Registered Market Makers) activity.

VI. Business and Operating Information

[Please amend the following information as applicable.]

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, order routing give-up, etc.).*

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange: ______________________.

Please provide:

☐ Error Account Information: ____________________________

☐ c) A brief description of:

Applicant's **proposed trading activities** on the Exchange, such as whether it will enter customer orders, proprietary orders or conduct block trading activities, etc.

____

____

____

The manner in which Applicant **receives orders** from customers, such as electronically via internet or proprietary communication devices, and the processes and/or systems used.

____

____

____

A description of the manner in which Applicant will **send orders** to the Exchange, such as manually, through an internal order processing system or through a third party order routing service.

____
____
____

If Applicant will be conducting "Other Business Activities", a statement describing such activities.

____
____
____

- ☐ d) If applicable, identify any new procedures that will be implemented for **new types of business** identified as "Other Business Activities" which the firm plans to launch.
- ☐ e) Brokers' Blanket Bond (*if applicable, copy of.*)
- ☐ f) Is the firm subject to the margin rules of?:
  - ☐ *CBOE*
  - ☐ *NYX*
  - ☐ *OTHER:* __________
  - ☐ N/A
- ☐ g) Is your firm (or an affiliate) publicly traded? ____NO; ____YES- SYMBOL: ______

VII. Financial Disclosure

[Please amend the following information as applicable and attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________

- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
  - ☐ Describe: *(Attach statement)*
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
  - ☐ Describe: *(Attach statement)*
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
  - ☐ Describe: *(Attach statement)*

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm: ____________________________________

a) The Applicant agrees that it will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization (SRO), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

f) The Applicant certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this amendment to the application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

DEFINITIONS: *For purposes of this application, the following terms shall have the following meanings:*

1. **Applicant** – the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.

2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.

4. **Central Registration Depository ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.

8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.

11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.

12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."

13. **MIAX** - the Miami International Securities Exchange, LLC.

14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

15. **Registered Options Trader ("ROT")** – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

16. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

17. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President - Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

Name	Title
Chandra Sreeraman	Vice President – Programming Services – Business Systems Development
Gregory S. Miller	Assistant Vice President – Trading Support – Strategic Planning and Operations
James Morgan	Assistant Vice President – Associate Counsel, Office of General Counsel
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons were elected as directors of the Exchange at the First Annual Meeting of the LLC Member held on March 3, 2013:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
John DiBacco, Jr.	Industry	Class I – 2014	Global Head of Equities Trading – GETCO Securities, LLC
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2014	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2014	President of The Teekell Company, Inc.
Tejas Shah	Industry/Member Representative Director	Class I – 2014	Head of Single Stock Volatility Trading – Securities Division – Goldman, Sachs & Co.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2015	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2015	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC

Name	Classification	Term of Office	Type of Business
John E. McCormac	Non-Industry/ Independent	Class II – 2015	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2015	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
Meaghan Dugan	Industry/Member Representative Director	Class II – 2015	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry Director/Independent
Robert Castrignano	Industry Director
Meaghan Dugan	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Kurt M. Eckert	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response: [Updated]

Exhibit M is hereby amended as set forth below.

Attached is a list of the members of the Exchange as of September 30, 2013 including the information set forth in items 1-6 above.

MIAX Options™

MEMBER FIRMS
Approved As of: September 30, 2013

Total Firms: 34

Member Firm	Tele #:		
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400 Chicago IL 60604	(312) 604-8000	Approval Date: Membership Type: Classification:	3/7/2013 **EEM: CLEARANCE** MEMBER FIRM
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street Mt. Pleasant SC 29464	(843) 789-2080	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
BARCLAYS CAPITAL INC. 745 Seventh Avenue New York NY 10019	(212) 526-7000	Approval Date: Membership Type: Classification:	12/7/2012 **ALL MEMBERSHIPS** MEMBER FIRM
CITADEL SECURITIES LLC 131 South Dearborn Street Chicago IL 60603	(312) 395-2100	Approval Date: Membership Type: Classification:	12/7/2012 **PL/EEM: ORD FLOW** MEMBER FIRM
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl. Chicago IL 60604	(312) 692-5000	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl. New York NY 10010	(212) 325-2000	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York NY 10005	(212) 250-2500	Approval Date: Membership Type: Classification:	1/25/2013 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
ELECTRONIC BROKERAGE SYSTEMS, LLC 180 W. Adams Street, 6th Fl. Chicago IL 60603	(847) 550-1730	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200 Bala Cynwyd PA 19004	(610) 617-2600	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORDER FLOW** MEMBER FIRM
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street New York NY 10282	(212) 902-1000	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: CLEARANCE** MEMBER FIRM
GOLDMAN, SACHS & CO. 200 West Street New York NY 10282	(212) 902-1000	Approval Date: Membership Type: Classification:	1/15/2013 **PL/LMM** MEMBER FIRM
INSTINET, LLC 1095 Avenue of the Americas New York NY 10036	(212) 310-9500	Approval Date: Membership Type: Classification:	3/27/2013 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl. Greenwich CT 06830	(203) 618-5710	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORD FLOW/CLEAR** MEMBER FIRM
ITG DERIVATIVES LLC 601 S. LaSalle, Ste. 300 Chicago IL 60606	(312) 935-0125	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: ORDER FLOW** MEMBER FIRM
J.P. MORGAN CLEARING CORP. 3 Chase Metrotech Center Brooklyn NY 11245	(347) 643-1000	Approval Date: Membership Type: Classification:	12/7/2012 **EEM: CLEARANCE** MEMBER FIRM

Member Firm

Member Firm	Address	City	State	Zip	Tele #:	Approval Date:	Membership Type:	Classification:
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	**EEM: ORDER FLOW**	MEMBER FIRM
KNIGHT CAPITAL AMERICAS LLC	545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	**ALL MEMBERSHIPS**	MEMBER FIRM
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	**EEM: ORDER FLOW**	MEMBER FIRM
LIQUIDPOINT, LLC	311 South Wacker Drive, Ste. 4700	Chicago	IL	60606	(312) 986-2006	12/7/2012	**EEM: ORD FLOW/CLEAR**	MEMBER FIRM
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	**ALL MEMBERSHIPS**	MEMBER FIRM
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	**EEM: ORD FLOW/CLEAR**	MEMBER FIRM
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	**ALL MEMBERSHIPS**	MEMBER FIRM
NASDAQ OPTIONS SERVICES, LLC	One Liberty Plaza, 165 Broadway, 50th Fl.	New York	NY	10006	(212) 231-5100	12/7/2012	**EEM: ORD FLOW/CLEAR**	MEMBER FIRM
OCTEG, LLC	350 N. Orleans - 3rd Floor	Chicago	IL	60654	(312) 931-2200	12/7/2012	**PL/LMM**	MEMBER FIRM
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	**EEM: ORD FLOW/CLEAR**	MEMBER FIRM
SET TRADING PARTNERS, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	**EEM: ORDER FLOW**	MEMBER FIRM
SOUTHWEST SECURITIES, INC.	1201 Elm Street, Ste. 3500	Dallas	TX	75270	(214) 859-1800	2/8/2013	**EEM: CLEARANCE**	MEMBER FIRM
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	**PLMM**	MEMBER FIRM
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	(203) 618-5800	12/7/2012	**PL/L/RMM/EEM: CLEAR**	MEMBER FIRM
UBS SECURITIES LLC	677 Washington Boulevard	Stamford	CT	06901	(203) 719-3000	12/7/2012	**EEM: ORD FLOW/CLEAR**	MEMBER FIRM
VOLANT LIQUIDITY, LLC	7 World Trade Center, Ste. 3301	New York	NY	10007	(646) 484-3000	5/31/2013	**EEM: ORDER FLOW**	MEMBER FIRM
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles	CA	90017	(213) 688-8090	12/7/2012	**EEM: CLEARANCE**	MEMBER FIRM

Member Firm

WOLVERINE EXECUTION SERVICES, LLC	Tele #: (312) 884-4000	Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200		Membership Type:	**EEM: ORD FLOW/CLEAR**
Chicago IL 60604		Classification:	MEMBER FIRM
WOLVERINE TRADING, LLC	Tele #: (312) 884-3490	Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200		Membership Type:	**PL/LMM**
Chicago IL 60604		Classification:	MEMBER FIRM